# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oblong, Inc., CIK 0000746210
CUSIP: 674434105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 110 16TH STREET, SUITE 1400 #1024, DENVER, Indiana (IN), 80202-5202
Date of event which requires filing of this statement: 03/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059566

## Reporting persons
- Hall Jon Matthew: type of reporting person: individual (IN); citizenship or place of organization: Indiana (IN); does not affirm membership in a group (box b); sole voting power 165,720; shared voting power 0; sole dispositive power 165,720; shared dispositive power 0; aggregate amount beneficially owned 165,720 (100% of the class)

## Item 1. Issuer
Name of issuer: Oblong, Inc.
Address of issuer's principal executive offices: 110 16TH STREET, SUITE 1400 #1024, DENVER, INDIANA, 80202-5202

## Item 2. Person Filing
Name of person filing: Jon Matthew Hall
Address of principal business office or, if none, residence:
6722 HENSLEY COURT
Newburgh, IN 47630-1729
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 165720
Percent of class: 14.5
Sole power to vote or to direct the vote: 165720
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 165720
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hall Jon Matthew: Jon Matthew Hall, owner (03/07/2025)